December 13, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Kauten
Larry Spirgel
Kathryn Jacobson
Robert Littlepage

Re:	Samsara Inc.
Registration Statement on Form S-1
File No. 333-261204

Acceleration Request

Requested Date:	Tuesday, December 14, 2021
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Samsara Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-261204) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Allison Spinner at (650) 565-3765.

* * * *

Sincerely,

SAMSARA INC.

/s/ Sanjit Biswas

Sanjit Biswas
Chief Executive Officer

cc:	Dominic Phillips, Samsara Inc.
Adam Eltoukhy, Samsara Inc.
Mai Li, Samsara Inc.
Lucas Tejwani, Samsara Inc.

Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.
Steven Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew S. Gillman, Wilson Sonsini Goodrich & Rosati, P.C.

Sarah K. Solum, Freshfields Bruckhaus Deringer US LLP
Pamela L. Marcogliese, Freshfields Bruckhaus Deringer US LLP